

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2013

Via facsimile 011 86 10 8587 0252

Mr. David Xu
Chief Financial Officer
SGOCO Group, Ltd.
Beijing Silver Tower, Room 1817
2 Dongsanhuan North Road
Chaoyang District
Beijing, China 100027

> Re: **SGOCO Group, Ltd.**
>   **Form 20-F for the fiscal year ended December 31, 2011**
>   **Filed August 30, 2012**
>   **File No. 1-35016**

Dear Mr. Xu:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director